SNIPP INTERACTIVE INC.

SNIPP RECEIVES INITIAL ORDER VALUED AT OVER $600,000 USD UNDER

RENEWAL AGREEMENT WITH LEADING MOBILE LOYALTY &

ENGAGEMENT COMPANY

July 12, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has renewed its agreement with a Company that is a market leader in mobile-first loyalty and engagement solutions. This Company uses Snipp’s proprietary SnippCheck receipt processing solution and API integration to reward customers for their activity within the Company’s apps and websites as well as for stand-alone campaigns this Company provides for its corporate end customers. Each stand-alone campaign will be priced individually between Snipp and the Company. For example this initial order worth over $600,000 USD that Snipp has received is to support the loyalty program of a large Fortune 5oo client.

“The renewal of this contract is a testament to the value of the SnippCheck receipt processing solution, not only for its ease of use, but for the valuable user-data it generates. Adding a solution like SnippCheck enables our partner company’s to prove to their clients that their targeting and segmentation efforts really do lead to sales of their clients’ products. SnippCheck measures the impact of these efforts by validating that an actual purchase took place,” said David Hargreaves, Chief Client Officer at Snipp.

The latest campaign that is being powered by SnippCheck on this Company’s loyalty platform is a long-term loyalty and rewards program for a Fortune 500 Consumer Packaged Goods company that sells diapers, facial tissues and feminine hygiene products in markets all over the world.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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